Peoples Bancorp

Serving Our Communities

2006 ANNUAL REPORT

Table of Contents

Peoples Bancorp

September 30, 2006, 2005, 2004

Content

Selected Consolidated Financial Data of the Company

SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY

	September 30
	2006	2005	2004	2003	2002

Financial Condition Data:
Total assets	$501,353,713	$488,617,542	$491,445,300	$502,920,006	$506,460,255
Loans receivable including loans held for sale, net	371,662,679	355,854,443	360,454,908	356,953,361	385,019,764
Investments and other interest-earning assets	103,824,113	106,786,121	109,254,698	122,104,691	97,439,040
Deposits	375,848,729	360,243,356	370,824,854	380,115,884	379,936,471
Borrowed funds	59,672,791	60,131,225	53,421,460	56,749,653	62,292,774
Stockholders’ equity	62,775,216	65,184,382	64,991,560	63,924,854	60,846,197

	For Year Ended September 30
	2006	2005	2004	2003	2002

Operating Data:
Interest income	$28,310,432	$26,949,339	$26,866,634	$29,748,296	$33,365,200
Interest expense	12,927,583	10,463,071	10,335,942	12,147,419	15,704,094

Net interest income	15,382,849	16,486,268	16,530,692	17,600,877	17,661,106
Provision for losses on loans	56,065	67,144	40,374	537,181	347,862

Net interest income after provision for losses on loans	15,326,784	16,419,124	16,490,318	17,063,696	17,313,244
Other income	2,285,030	2,033,744	1,646,944	2,713,522	2,205,742
Other expenses	12,822,056	12,134,978	11,411,108	11,032,427	10,656,380

Income before income taxes	4,789,758	6,317,890	6,726,154	8,744,791	8,862,606
Income tax expense	1,537,352	2,188,283	1,991,957	2,995,486	3,457,625

Net income	$3,252,406	$4,129,607	$4,734,197	$5,749,305	$5,404,981

Basic earnings per share	$0.99	$1.23	$1.40	$1.67	$1.56

Diluted earnings per share	$0.98	$1.22	$1.39	$1.66	$1.56

Dividends per common share	$0.76	$0.73	$0.69	$0.65	$0.61

Other Data:
Average yield on interest-earning assets	5.96%	5.74%	5.68%	6.21%	7.25%
Average cost of interest-bearing liabilities	3.09	2.51	2.44	2.76	3.69

Interest rate spread	2.87%	3.23%	3.23%	3.45%	3.56%

Number of full service banking offices	15	15	15	15	15
Return on assets (net income divided by average total assets)	0.65%	0.84%	0.95%	1.14%	1.11%
Return on equity (net income divided by average total equity)	5.06%	6.31%	7.41%	9.19%	9.14%
Dividend payout ratio (dividends per common share divided by basic net income per common share)	76.77%	59.34%	49.29%	0.39%	39.10%

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Forward Looking Statements

This Annual Report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this report and include statements regarding the intent, belief, outlook, estimate or expectations of Peoples Bancorp (the “Company”), its directors or its officers primarily with respect to future events and the future financial performance of the Company. Readers of this report are cautioned that any such forward looking statements are not guarantees of future events or performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. The accompanying information contained in this report identifies important factors that could cause such differences. These factors include changes in interest rates, loss of deposits and loan demand to other financial institutions, substantial changes in financial markets, changes in real estate values and the real estate market, regulatory changes, unanticipated conversion expenses, increases in compensation and employee expenses, or unanticipated results in pending legal proceedings.

Overview

Peoples Bancorp had net income of $3.25 million for the year ended September 30, 2006 compared to $4.13 million and $4.73 million for the years ended September 30, 2005 and 2004 respectively. On a diluted per share basis, Peoples Bancorp earned $.98 in 2006, $1.22 in 2005, and $1.39 in 2004. The decrease in earnings was due to funding costs growing at a faster pace than asset yields. Non-interest income was impacted by the sale of equity securities at a loss. Non-interest expense was impacted by a donation by First Savings Bank of appreciated real estate and expenses related to the retirement of the President and CEO of First Savings Bank, as well as, a robbery at one of the offices.

The pressures on net interest margin are expected to continue. The Company will continue to closely monitor costs, and look for ways of increasing non-interest income to help offset declining net interest income. Excellent customer service will continue to play a vital role in positioning the Company for success in the future.

Critical Accounting Policies

Peoples Bancorp has established various accounting policies, which govern the application of accounting principles generally accepted in the United States in the preparation of its financial statements. The significant accounting policies of Peoples Bancorp are described in the footnotes to the consolidated financial statements for fiscal year 2006. Certain of these policies are important to the portrayal of the Company’s financial condition and results of operations, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are significant and inherently uncertain. Management believes that its critical accounting policies include determining the allowance for loan losses (“ALL”) and accounting for goodwill.

Allowance For Loan Losses

The ALL is a significant estimate that can and does change based on management’s assumptions about specific borrowers and applicable economic and environmental conditions, among other factors. Management reviews the adequacy of the ALL on a monthly basis. This review is based on specific identified risks or anticipated losses in individual loans, a percentage factor based on the classification of certain loans, and managements’ analysis of overall economic conditions such as employment, bankruptcy trends, property value changes and changes in delinquency levels.

Credits are evaluated individually based on degree of delinquency and/or identified risk ratings of special mention or worse. Credits with delinquency levels of less than 60 days and risk ratings of satisfactory/monitor or better, are reviewed in the aggregate. Percentage factors applied to individual credits are based on risk rating, the type of credit and estimated potential losses in the event liquidation becomes necessary. Percentage factors applied to loans reviewed in the aggregate are based solely on the type of credit. Anticipated losses on loans transferred to real estate owned are recognized immediately upon recording the asset.

The ALL also includes a component based on management’s assumptions of changes in risk in non-quantifiable areas such as market conditions, property values, employment conditions and perceived changes in overall portfolio quality due to changes in concentration, underwriting changes and both national and regional trends.

External factors such as increases in unemployment, regional softness in property values and increasing national numbers in bankruptcy and internal factors such as the continuing increase in the commercial loan portfolio, increasing unsecured delinquency and charge offs may result in larger losses in current economic conditions. Charge-offs have remained stable over the last five years at $100-$200 thousand, with the exception of 2003 when a large charge-off was taken on a commercial loan

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

caused by fraud on the part of the borrower. Management believes its process for identifying specific risks in the portfolio is adequate and appropriate, however, as in the case of the commercial loan charge-off, fraud on the part of borrowers cannot always be anticipated by the Banks. Changes in loan concentration, delinquency and portfolio are addressed through the variation in percentages used in calculating the ALL for various types of credit as well as individual review of “high risk” credits and large loans.

Accounting for Goodwill

Goodwill is no longer amortized by the Company but instead is tested annually for impairment. The impairment testing involves estimating the implied fair value of the goodwill and comparing to the carrying amount. If the implied fair value is less than the carrying value, goodwill impairment is indicated and goodwill is written down to the implied fair value.

General

The Company is an Indiana corporation organized in October 1990 to become the thrift holding company for Peoples Federal Savings Bank (“Peoples”). Effective February 29, 2000 the Company purchased Three Rivers Financial Corp. and its wholly owned subsidiary, First Savings Bank (“First Savings”). The Company is the sole stockholder of Peoples and First Savings (“collectively Banks”). Peoples conducts business from its main office in Auburn and in its eight full service offices located in Avilla, Columbia City, Garrett, Kendallville, LaGrange, Topeka, and Waterloo, Indiana. Peoples offers a full range of retail deposit services and lending services to northeastern Indiana. First Savings conducts business from its main office in Three Rivers, Michigan and its five full service offices in Three Rivers, Schoolcraft and Union, Michigan and Howe and Middlebury, Indiana. The Company’s primary business activity is being the holding company for Peoples and First Savings.

The Company’s earnings are primarily dependent upon the earnings of the Banks. Historically, the principal business of savings banks, including Peoples and First Savings, has consisted of attracting deposits from the general public and making loans secured by residential real estate. The Banks’ net earnings are contingent on the difference or spread between the interest earned on their loans and investments and the interest paid on its consumer deposits and borrowings. Prevailing economic conditions, government policies, regulations, interest rates, and local competition also significantly affect the Banks.

Interest income is a function of the balance of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amounts of deposits and borrowings outstanding during the same period and the rates paid on such deposits and borrowings. The Banks’ earnings are also affected by gains and losses on sales of loans and investments, provisions for loan losses, service charges, income from subsidiary activities, operating expenses and income taxes.

On a yearly basis, the Company updates its long-term strategic plan. This plan includes, among other things, the Company’s commitment to maintaining a strong capital base and continuing to improve the organization’s return on assets through asset growth and controlling operating expenses. Continued careful monitoring of interest rate risk is also cited as an important goal. As a result, continued origination of short-term consumer and installment loans, prime plus equity loans, adjustable rate mortgage loans, and fixed-rate real estate loans with original terms of 15 years or less are emphasized.

The following table sets forth the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities for the years ending September 30, 2006, 2005, and 2004.

	2005	2005	2004

Weighted average interest rate on:
Loans	6.52%	6.42%	6.44%
Securities	3.98	3.56	3.31
Other interest-earning assets	4.91	3.49	2.49
Combined	5.96	5.74	5.68
Weighted average cost of:
Interest bearing deposits	2.70	2.08	1.99
FHLB advances	5.34	5.38	5.62
Other borrowings	2.22	2.41	1.49
Combined	3.09	2.51	2.44
Interest rate spread	2.87	3.23	3.23
Net yield on weighted average interest-earning assets	3.24	3.51	3.49

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Asset and Liability Management

A significant portion of the Company’s revenues and net income is derived from net interest income and, accordingly, the Company strives to manage its interest-earning assets and interest-bearing liabilities to generate an appropriate contribution from net interest income. Asset and liability management seeks to control the volatility of the Company’s performance due to changes in interest rates. The Company attempts to achieve an appropriate relationship between rate sensitive assets and rate sensitive liabilities. Peoples Bancorp does not presently use off balance sheet derivatives to enhance its risk management.

Historically, all of the Banks’ real estate loans were made at fixed rates. More recently, the Banks have adopted an asset and liability management plan that calls for the origination of residential mortgage loans and other loans with adjustable interest rates, the origination of 15-year or less residential mortgage loans with fixed rates, and the maintenance of investments with short to medium terms. In addition, Peoples has begun selling loans on the secondary market through the Federal Home Loan Bank of Indianapolis. This results in fee income on the initial sale, as well as lowering interest rate risk since the long-term asset is no longer held in Peoples portfolio. First Savings has been selling loans on the secondary market for some time. This strategy, however, is also being impacted by higher interest rates as fewer people are in the market for mortgage loans that can then be sold. In order to offset these decreased earnings, management is emphasizing cost control wherever possible, and will continue to look for sources of fee income that are unaffected by interest rates.

The OTS issued a regulation, which uses a net market value methodology to measure the interest rate risk exposure of thrift institutions. Under this OTS regulation, an institution’s “normal” level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution’s NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related “normal” level of interest rate risk) based upon certain interest rate changes (discussed below). Institutions that do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. Under the regulation, institutions that must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk-based capital requirement if their interest rate exposure is greater than “normal”. The amount of that deduction is one-half of the difference between (a) the institution’s actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its “normal” level of exposure which is 2% of the present value of its assets.

Presented below, as of September 30, 2006 and 2005, is an analysis performed by the OTS of Peoples’ interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 200 basis points. At September 30, 2006 and 2005, 2% of the present value of Peoples’ assets were approximately $8.0 million and $7.7 million. Because the interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 100 basis point decrease) was $9.9 million at September 30, 2006 and $10.0 million at September 30, 2005, Peoples Federal would have been required to make a deduction from its total capital available to calculate its risk based capital requirement at September 30, 2006 and 2005 if the OTS’s regulation had been enacted.

Peoples Federal Savings Bank
Interest Rate Risk As of September 30, 2006
(dollars in thousands)
Changes		Market Value
in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change

+300 bp	33,179	(16,706)	−33%	8.80%	(368)
+200 bp	39,943	(9,942)	−20%	10.35%	(213)
+100 bp	45,655	(4,231)	−8%	11.60%	(88)
0 bp	49,885	-	-	12.48%	-
-100 bp	55,486	5,601	11%	13.62%	114
-200 bp	58,646	8,761	18%	14	173

Peoples Federal Savings Bank
Interest Rate Risk As of September 30, 2005
(dollars in thousands)
Changes		Market Value
in Rates	$ Amount	$ Change	%Change	NPV Ratio	Change

+300 bp	38,116	(16,452)	−30%	10.55%	(360)
+200 bp	44,551	(10,018)	−18%	12.03%	(212)
+100 bp	50,236	(4,332)	−8%	13.27%	(88)
0 bp	54,569	-	-	14.15%	-
-100 bp	57,170	2,601	5%	14.61%	47
-200 bp	57,462	2,893	0	0	42

The following, as of September 30, 2006 and 2005, is the same analysis performed by the OTS of First Savings’ interest rate risk. At September 30, 2006 and 2005, 2% of the present value of First Savings’ assets were approximately $2.2 million and $1.9 million. The interest rate risk of a 200 basis point increase in market rates (which was greater than the interest rate risk of a 200 basis point decrease) was $1.4 million and $.9 million at September 30, 2006, and 2005. At September 30, 2006 and 2005, 2% of the present value of First Savings assets exceeded the 200 basis point decrease of $.8 million, therefore no reduction of capital would be required.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

In evaluating the Banks’ exposure to interest rate risk, certain shortcomings, inherent in the method of analysis presented in the foregoing tables must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing tables.

Loans, Non-performing Assets and Summary of Loan Loss Experience

The following table presents the composition of the loan portfolio, excluding loans held for sale, at September 30, 2006 and September 30, 2005 (in thousands):

	September 30, 2006		September 30, 2005

TYPE OF LOAN	AMOUNT	Percent of Total	AMOUNT	Percent of Total
Residential:	(Dollars in thousands)
1-4 family units	303,089	80.4%	290,833	80.4%
Over 4 family units	1,030	0.3%	2,105	0.6%
Home Equity Lines of Credit	22,724	6.0%	24,550	6.8%
Commercial real estate	30,027	8.0%	19,752	5.4%
Land acquisition and development	3,824	1.0%	2,442	0.7%
Consumer and other loans	15,580	4.1%	21,272	5.9%
Loans on deposits	793	0.2%	739	0.2%

	377,067	100.0%	361,693	100.0%

Less:
Undisbursed portion of loans	2,734		3,361
Deferred loan fees and discounts	1,070		1,216

	3,804		4,577

Total loans receivable	373,263		357,116
Allowance for losses on loans	1,898		1,967

Net loans	$371,365		$355,149

Non-performing assets at September 30, 2006 and 2005 are as follows (in thousands):

	September 30, 2006	September 30, 2005

Non-accruing loans	$565	$1,042
Loans contractually past due 90 days or more other than nonaccruing	-	126
Real estate owned (REO)	709	1,061
Restructured loans	1,226	797

	$2,500	$3,026

It is the Company’s policy to carry REO at net realizable value. After repossession, appraised value is reduced for estimated repair and selling costs, and the net amount is the carrying value of the property. Any changes in estimated realizable value after the initial repossession, are charged to a specific loss reserve account for REO. There have been no significant changes in potential problem loans since September 30, 2005. Net charge-offs for the years ended September 30, 2006 and 2005 were $124,000 and $59,000, respectively.

The allowances for loan and real estate owned losses represent amounts available to absorb losses inherent in the portfolio. Such allowances are based on management’s continuing review of the portfolios, historical charge-offs, current economic

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

conditions, and such other factors, which in management’s judgment deserve recognition in estimating losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowances based on their judgment about the information available to them at the time of their examination. Provisions for losses are charged to earnings to bring the allowances to levels considered necessary by management. Losses are charged to the allowances when considered probable, or in the case of REO, at the time of repossession or when additional impairment is identified. Overall, the general composition of the loan portfolio has remained similar to the prior year with no significant shift of risk between components of the loan portfolio that would impact the calculation of the allowance for loan losses. Net charge-offs for the last five years have remained consistently at $50-$200 thousand, with the exception of 2003. The charge-off figure for 2003 was higher than normal due to a large commercial loan that was charged off. This charge-off had not been identified during the normal loan review process as a potential loss due to fraud on the part of the borrower. Management believes that the allowances are adequate to absorb known and inherent losses in the portfolios. No assurance can be given, however, that economic conditions which may adversely affect the Company’s markets or other circumstances, such as the aforementioned fraud, will not result in future losses in the portfolios.

Net Interest Income

Net interest income was $15.38 million for the year ended September 30, 2006 compared to $16.49 million and $16.53 million for the years ended September 30, 2005 and 2004 respectively. The net interest margin was 3.24%, 3.51% and 3.49% for the years ended September 30, 2006, 2005 and 2004 respectively. The decrease in margin each year has been due to declining interest rate spread. This decline was due to funding costs growing at a faster pace than asset yields. In addition, the Company’s ability to originate and sell mortgage loans is affected by market factors such as interest rates, competition, consumer preferences, the supply of and demand for housing, and the availability of funds.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following table sets forth the weighted-average yields earned on the Company’s assets and the weighted-average rate paid on deposits and borrowings.

	Years Ended September 30
	(Dollars in Thousands)
	2006			2005			2004
	Average	Interest		Average	Interest		Average	Interest
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate

Interest-earning assets:
Loans(1)	$366,944	$23,910	6.52%	$357,340	$22,958	6.42%	$361,821	$23,313	6.44%
Investment securities(2)	95,430	3,794	3.98%	98,576	3,508	3.56%	94,575	3,135	3.31%
Other interest-earning assets	12,353	606	4.91%	13,850	483	3.49%	16,829	419	2.49%

Total interest-earning assets	474,727	28,310	5.96%	469,766	26,949	5.74%	473,225	26,867	5.68%
Allowance for loan losses	(1,950)			(1,964)			(2,045)
Other assets	25,352			26,158			27,681

Total Assets	$498,129			$493,960			$498,861

Interest-bearing liabilities:
Interest bearing deposits	$355,363	$9,585	2.70%	$361,068	$7,505	2.08%	$366,901	$7,293	1.99%
FHLB Advances	62,211	3,325	5.34%	54,378	2,925	5.38%	53,444	3,001	5.62%
Other borrowings	767	17	2.22%	1,370	33	2.41%	2,822	42	1.49%

Total interest-bearing liabilities	418,341	12,927	3.09%	416,816	10,463	2.51%	423,167	10,336	2.44%
Non-interest bearing deposits	12,683	0		11,192	0		9,553	0

Total including non-interest bearing demand deposits	431,024	12,927	3.00%	428,008	10,463	2.44%	432,720	10,336	2.39%
Other non-interest bearing liabilities	3,892			506			2,217

Total liabilities	434,916			428,514			434,937
Stockholders’ equity	64,281			65,446			63,924

Total Liabilities and Stockholders’ equity	$498,129			$493,960			$498,861

Net interest income/spread		$15,383	2.87%		$16,486	3.23%		$16,531	3.23%

Net yield on interest earning assets			3.24%			3.51%			3.49%

(1)	Average balances include nonaccrual balances.

(2)	Yield on investment securities is computed based on amortized cost.

The Company has supplemented its interest income through purchases of investment securities when appropriate. Such investments include U.S. Government securities, including those issued and guaranteed by the Federal Home Loan Mortgage Corporation (“FHLMC”), the Federal National Mortgage Association (“FNMA”), and the Government National Mortgage Association (“GNMA”), and state and local obligations. This activity (a) generates positive interest rate spreads on large principal balances with minimal administrative expense; (b) lowers the credit risk of the Banks’ loan portfolios as a result of the guarantees of full payment of principal and interest by FHLMC, FNMA, and GNMA; (c) enables the Banks to use securities as collateral for financings in the capital markets; and (d) increases the liquidity of the Banks.

In addition to changes in interest rates, changes in volume can have a significant effect on net interest income. The following table describes the extent to which changes in interest rates and changes in volume of interest related assets and liabilities have affected the Banks’ interest income and expense for the periods indicated. For the purposes of this table, changes attributable to

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

both rate and volume, which cannot be separated, have been allocated proportionately to the change due to volume and the change due to rate. Tax-exempt income was calculated using actual rates and not adjusted for the tax effects.

	Years ended September 30,
	2006 vs 2005						2005 vs 2004
	Increase						Increase
	(Decrease)				Total		(Decrease)		Total
	Due to				Increase		Due to		Increase
	Volume		Rate		(Decrease)		Volume	Rate	(Decrease)

Interest income from:
Loans	$ 61	7	$ 33	5	$ 95	2	$ (284)	$ (71)	$ (355)
Investment securities		(112)		398		286	134	239	373
Other interest-earning assets		(52)		175		123	(50)	114	64

Total interest income		453		908		1,361	(200)	282	82

Interest expense from:
Interest-bearing deposits		(119)		2,199		2,080	22	68	90
FHLB Advances		421		(21)		400	(211)	333	122
Other borrowings		(15)		(1)		(16)	(28)	(57)	(85)

Total interest expense		287		2,177		2,464	(217)	344	127

Net interest income (expense)		$166		$(1,269)		$(1,103)	$17	$(62)	$(45)

Operating Expense

Operating expenses have increased due to the donation of appreciated real estate and expenses related to the retirement of the President, CEO of First Savings Bank. Growth in account volumes have led to increases in data processing expenses. The Company experienced a significant loss due to a robbery at one of the offices. The amount taken was less than the deductible covered by insurance. Operating expenses, as a percentage of the Company’s total assets were 2.56%, 2.48%, and 2.32% for fiscal years ended September 30, 2005, 2004, and 2003, respectively.

The Company continuously seeks to reduce operating expenses. In this regard, the budget committee of the Board of Directors monitors the Company’s current operating budget on at least a quarterly basis to ascertain that expense levels remain within projected ranges and to establish competitive, as opposed to aggressive, rates for the Company’s various deposit accounts. The Company’s efforts to contain operating expense also include underwriting policies that attempt to reduce potential losses and conservative expansion of personnel.

Liquidity and Capital Resources

The primary internal sources of funds for operations are principal and interest payments on loans and new deposits. In addition, if greater liquidity is required, the Banks can borrow from the FHLB. Under existing board resolutions, First Savings may borrow an additional $13.5 million, and Peoples may borrow an additional $16.3 million. If borrowing in excess of these amounts is ever needed, Board resolution could increase the available credit amounts significantly, limited only by the size of the Banks’ loan portfolios. First Savings operates under a blanket collateral agreement with FHLB, whereby their single family loans act as collateral for the borrowings. Peoples Federal also has the ability to pledge specific government agency securities to secure their borrowings at FHLB. In the opinion of management, the Banks’ liquid assets are adequate to meet outstanding loan commitments and other obligations.

Management knows of no existing or potential obligations which would materially impact the Banks liquidity levels.

During the year ended September 30, 2006 cash and cash equivalents increased $867,000, investment securities decreased $4.2 million, and net loans increased $16.2 million. Deposits increased $15.6 million, and Federal Home Loan Bank advances decreased $95,000. Operations provided $4.8 million.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

In the ordinary course of operations, the Company enters into certain contractual obligations. The following table summarizes the Company’s significant fixed and determinable contractual obligations, by payment date, at September 30, 2006.

	Contractual Obligations Due by Period
			One		Three
	Within		Year to		Years to		After
	One Year		Three Years		Five Years		Five Years		Total
	(Dollars in thousands)

Borrowings	$ 20,72	3	$ 11,00	0	$ 16,95	0	$ 11,00	0	$ 59,67	3
Service Contract(1)		900		525		-		-		1,425
Dividends Payable		617		-		-		-		617

		$22,240		$11,525		$16,950		$11,000		$61,715

(1) The service contract is with Bisys to provide Peoples Bancorp with service bureau support for processing of deposit and loan accounts. The contract fees are based on the number of accounts processed and additional reporting services provided from time to time. The amount shown is an estimate of cost based on current account support and reporting fee structures. The contract expires March 1, 2008.

Comparison of Financial Condition, Fiscal Year Ended September 30, 2006 Compared to Fiscal Year Ended September 30, 2005

Total assets increased $12.7 million to $501.4 million at September 30, 2006 compared to 2005. The increase was due to the loan portfolio which increased $15.8 million to $371.7 million including loans held for sale. The increase in loans was in the real estate and the commercial real estate portfolios. This increase was partially offset by a decrease in investment securities of $4.2 million to $94.2 million. The decrease was due to the sale of certain marketable equity securities to aid in funding the loan growth.

Total liabilities increased $15.1 million to $438.6 million. Deposits increased $15.6 million to $375.8 million. The increase was due to growth in certificates of deposit of $26.4 million, which offset a decrease of $10.8 million in checking and savings accounts. Federal Home Loan Bank advances decreased $95,000 to $59.2 million.

Stockholders’ equity decreased $2.4 million to $62.8 million. This decrease was due to a combination of net income of $3.3 million reduced by dividends paid to stockholders of $2.5 million and stock repurchases of $3.5 million. Stockholders’ equity was further decreased by the increase in the accumulated unrealized loss on available for sale securities to $1.2 million, an increase in the loss of $150,000 since last year. The loss is caused by a decrease in market value of the Company’s fixed rate investments due to the continued Federal Reserve increases in interest rates. These losses are not expected to become realized losses, since the Company has the ability, and intent, to hold the securities to recovery, at which time, full value will be received. Management may elect to sell some of these securities before maturity based on market conditions. Stockholders’ equity was increased $528,000 by the exercise of stock options and the related tax effect.

Results of Operations, Fiscal Year Ended September 30, 2006 Compared to Fiscal Year Ended September 30, 2005

The Company’s net interest income decreased $1.1 million to $15.3 million for the fiscal year ended September 30, 2006. Interest earned on investments and other interest-earning assets and interest paid on deposits both increased during the year. Interest income on loans increased due to increases in both rates and volumes of outstanding loans. Total deposits increased and the mix of deposits changed with the increase coming in the higher cost certificates of deposit balances. The interest rates paid on

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

deposits rose faster than interest earned on loans, causing interest expense to rise more than interest income. Interest on long-term debt increased to $3.3 million from $2.9 million. The average balance outstanding of FHLB advances increased by $7.8 million, causing an increase in interest expense.

Provision for loan losses decreased $11,000 to $56,000 reflecting adjustments due to management’s continuing review of its loan portfolio. Management’s review of its loan portfolio is based on historical information, concentrations, delinquency trends, experience of lending personnel, review of specific loans, and general economic conditions.

Other income increased $251,000 to $2.3 million due primarily to the increase in Trust, ATM/debit card fees, check printing and other loan and deposit fees. Those types of fees increased by $328,000. There was also a non-taxable gain on the donation of appreciated real estate of $188,000. Other income was reduced by the sale of certain marketable equity securities of $127,000.

Total non-interest expense increased $687,000 to $12.8 million for the year ended September 30, 2006. Salaries and benefits increased $162,000 to $7.1 million due primarily to a large increase in the expense related to the Banks’ defined benefit pension plan. The cost of this plan is partially dependent on the stock market’s average performance and average interest rates for the last five years. Because of the poor performance in these indexes, most companies with defined benefit pension plans have had to recognize additional expense. This cost is projected to increase again in 2007. Occupancy and equipment expense decreased $114,000 due primarily to decreased property taxes on real estate and buildings of the Banks, and lower depreciation expenses. Other expenses increased due primarily to the contribution of appreciated real estate resulting in a charitable contribution expense of $200,000. Other expenses increased $101,000 due to an accrual regarding payments due to the retired President, CEO of First Savings Bank. Accounting and supervisory expenses increased $26,000 and $11,000 respectively

The effective tax rate for the Company for the years ended September 30, 2006 and 2005 was 32.1% and 34.6%, respectively. Effective tax rates can be affected by the mix of taxable versus tax-exempt interest income, the level of non-deductible expenses for the year, and the timing of the deductibility of certain items. Please see note 11 in the footnotes for a breakdown of these differences.

Results of Operations, Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004

The Company’s net interest income decreased $44,000 to $16.5 million for the fiscal year ended September 30, 2005. Interest earned on loans and investments and interest paid on deposits both increased during the year. Interest income on loans decreased due to declines in both rates and volumes of outstanding loans. While deposit volumes also fell, the interest rates paid on deposits rose faster than interest earned on loans, causing interest expense to rise more than interest income. Interest on long-term debt decreased to $2.9 million from $3.0 million. While the volume of outstanding FHLB advances had increased, several older, higher rate advances were paid off during the year, and replaced with lower current rate advances.

Provision for loan losses increased $27,000 to $67,000 reflecting adjustments due to management’s continuing review of its loan portfolio. Management’s review of its loan portfolio is based on historical information, concentrations, delinquency trends, experience of lending personnel, review of specific loans, and general economic conditions.

Other income increased $387,000 to $2.0 million due primarily to the loss recognized on marketable equity securities, which had been in an unrealized loss position for some time. Without this loss, other income would have decreased slightly due to the reduction in loan sales caused by higher interest rates, and fewer refinancings. Trust income decreased $19,000 to $346,000.

Total non-interest expense was $12.1 million for the year ended September 30, 2005. Salaries and benefits increased $635,000 to $6.9 million due to an increase in the expense related to the Banks’ defined benefit pension plan. Occupancy and equipment expense increased $96,000 due to increased property taxes on real estate and buildings of the Banks, and higher utility expenses.

The effective tax rate for the Company for the years ended September 30, 2005 and 2004 was 34.6% and 29.6%, respectively. The effective tax rate for 2004 was affected by a reversal of a valuation allowance set up for the uncertainty of the mutual fund loss that was realized that year. Effective tax rates can be affected by the mix of taxable versus tax-exempt interest income, the level of non-deductible expenses for the year, and the timing of the deductibility of certain items. Please see note 11 in the footnotes for a breakdown of these differences.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial condition and operating results in terms of historical dollars or fair value without considering changes in the relative purchasing power of money over time due to inflation.

Virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services, since such prices are affected by inflation. In a volatile interest rate environment, liquidity and the maturity structure of the Banks’ assets and liabilities are critical to the maintenance of acceptable performance levels.

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

The management of Peoples Bancorp is responsible for the preparation and integrity of the consolidated financial statements and all other information presented in this annual report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and therefore, include estimates based on managements’ judgment and estimates.

Management maintains a system of internal controls to meet its responsibility for reliable financial information and the protection of assets. This system emphasizes proper segregation of duties, the establishment of appropriate policies and procedures, and careful selection, training and supervision of qualified personnel. In addition, management periodically reviews the system of internal controls and reports their findings to the Audit Committee of the Board of Directors.

The Committee is composed of non-management directors and meets periodically with the independent auditors and management to review their respective activities and responsibilities. Each has free and separate access to the Committee to discuss accounting, financial reporting, internal control and audit matters.

Management recognizes that the cost of a system of internal controls should not exceed the benefits derived and that there are inherent limitations to be considered in the potential effectiveness of any system. However, management believes that the Company’s system of internal controls provides reasonable assurance that financial information is reliable and that assets and customer deposits are protected.

Roger J. Wertenberger	Maurice F. Winkler III	Steven H. Caryer
Chairman of the Board	President and Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

A	udit Committee, Board of Directors and Stockholders
Peoples Bancorp
Auburn, Indiana

We have audited the accompanying consolidated balance sheets of Peoples Bancorp as of September 30, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorp as of September 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Indianapolis, Indiana
October 31, 2006

Peoples Bancorp

Consolidated Balance Sheets
September 30, 2006 and 2005

	2006	2005

Assets
Cash and cash equivalents	$10,756,693	$9,889,657
Interest-bearing time deposits	5,047,883	3,467,031
Investment securities
Available for sale	93,640,940	97,679,656
Held to maturity (fair value of $570,957 and $767,075)	567,690	751,234

Total investment securities	94,208,630	98,430,890
Mortgage loans held for sale	297,400	705,655
Loans, net of allowance for loan losses of $1,898,257 and $1,966,623	371,365,279	355,148,788
Premises and equipment	5,703,922	6,368,686
Federal Home Loan Bank of Indianapolis stock, at cost	4,567,600	4,888,200
Core deposit intangible	195,282	333,129
Goodwill	2,330,198	2,330,198
Other assets	6,880,826	7,055,308

Total assets	$501,353,713	$488,617,542

Liabilities
NOW and savings deposits	$146,762,078	$157,543,886
Certificates of deposit	229,086,651	202,699,470

Total deposits	375,848,729	360,243,356
Short-term borrowings	517,791	881,225
Federal Home Loan Bank advances	59,155,000	59,250,000
Other liabilities	3,056,977	3,058,579

Total liabilities	438,578,497	423,433,160

Commitments and Contingencies

Stockholders’ Equity
Preferred stock, $1 par value
Authorized and unissued — 5,000,000 shares
Common stock, $1 par value
Authorized — 7,000,000 shares
Issued and outstanding — 3,206,969 and 3,340,424 shares	3,206,969	3,340,424
Additional paid-in capital	2,567,131	5,445,246
Retained earnings	58,152,876	57,400,320
Accumulated other comprehensive loss	(1,151,760)	(1,001,608)

Total stockholders’ equity	62,775,216	65,184,382

Total liabilities and stockholders’ equity	$501,353,713	$488,617,542

See Notes to Consolidated Financial Statements

Peoples Bancorp

Consolidated Statements of Income
Years Ended September 30, 2006, 2005 and 2004

	2006	2005	2004

Interest Income
Loans	$23,910,031	$22,958,234	$23,312,917
Investment securities	3,639,173	3,508,062	3,135,348
Other interest and dividend income	761,228	483,043	418,369

	28,310,432	26,949,339	26,866,634

Interest Expense
Deposits
NOW and savings deposits	1,750,321	1,308,231	1,217,470
Certificates of deposit	7,834,951	6,196,792	6,075,211
Short-term borrowings	16,871	33,034	41,807
Federal Home Loan Bank advances	3,325,440	2,925,014	3,001,454

	12,927,583	10,463,071	10,335,942

Net Interest Income	15,382,849	16,486,268	16,530,692
Provision for loan losses	56,065	67,144	40,374

Net Interest Income After Provision for Loan Losses	15,326,784	16,419,124	16,490,318

Other Income
Fiduciary activities	357,279	345,546	364,661
Fees and service charges	1,428,023	1,112,128	1,185,345
Net realized gains (losses) on available-for-sale securities	(117,496)	10,469	(465,933)
Gain on sale of loans	103,216	136,768	189,094
Other income	514,008	428,833	373,777

Total other income	2,285,030	2,033,744	1,646,944

Other Expenses
Salaries and employee benefits	7,086,684	6,924,306	6,289,496
Net occupancy expense	923,640	1,037,285	880,728
Equipment expense	696,315	752,456	812,939
Data processing expense	1,092,603	1,052,271	1,013,150
Deposit insurance expense	46,985	52,068	56,990
Other expenses	2,975,829	2,316,592	2,357,805

Total other expenses	12,822,056	12,134,978	11,411,108

Income Before Income Tax	4,789,758	6,317,890	6,726,154
Income tax expense	1,537,352	2,188,283	1,991,957

Net Income	$3,252,406	$4,129,607	$4,734,197

Basic Earnings Per Share	$.99	$1.23	$1.40

Diluted Earnings Per Share	$.98	$1.22	$1.39

Weighted-Average Shares Outstanding — Basic	3,293,223	3,357,018	3,382,135

Weighted-Average Shares Outstanding — Diluted	3,304,826	3,380,358	3,415,085
See Notes to Consolidated Financial Statements

Peoples Bancorp
Consolidated Statements of Stockholders’ Equity
Years Ended September 30, 2006, 2005 and 2004

							Accumulated
						Unearned	Other
			Additional			Recognition	Comprehensive
	Common Stock		Paid-in	Comprehensive	Retained	And	Income
	Outstanding	Amount	Capital	Income	Earnings	Retention Plan	(Loss)	Total
	_ _

Balances October 1, 2003	3,421,895	$3,421,895	$7,370,513		$53,302,385	$(1,522)	$(168,417)	$63,924,854
Comprehensive income
Net income				$4,734,197	4,734,197			4,734,197
Other comprehensive income, net of tax
Unrealized gains on securities, net of reclassification adjustment				77,584			77,584	77,584

Comprehensive income				$4,811,781

Cash dividends ($.69 per share)					(2,324,629)			(2,324,629)
RRP shares earned						1,522		1,522
Stock options exercised	22,206	22,206	304,073					326,279
Tax benefit on stock options exercised			56,700					56,700
Repurchase of common stock	(76,298)	(76,298)	(1,728,649)					(1,804,947)

Balances September 30, 2004	3,367,803	3,367,803	6,002,637		55,711,953	0	(90,833)	64,991,560
Comprehensive income
Net income				$4,129,607	4,129,607			4,129,607
Other comprehensive income, net of tax
Unrealized losses on securities, net of reclassification adjustment				(910,775)			(910,775)	(910,775)

Comprehensive income				$3,218,832

Cash dividends ($.73 per share)					(2,441,240)			(2,441,240)
Stock options exercised	3,119	3,119	31,658					34,777
Repurchase of common stock	(30,498)	(30,498)	(589,049)					(619,547)

Balances September 30, 2005	3,340,424	3,340,424	5,445,246		57,400,320	0	(1,001,608)	65,184,382
Comprehensive income
Net income				$3,252,406	3,252,406			3,252,406
Other comprehensive income, net of tax
Unrealized losses on securities, net of reclassification adjustment				(150,152)			(150,152)	(150,152)

Comprehensive income				$3,102,254

Cash dividends ($.76 per share)					(2,499,850)			(2,499,850)
Stock options exercised	37,961	37,961	399,524					437,485
Tax benefit on stock options exercised			90,851					90,851
Repurchase of common stock	(171,416)	(171,416)	(3,368,490)					(3,539,906)

Balances September 30, 2006	3,206,969	$3,206,969	$2,567,131		$58,152,876	$0	$(1,151,760)	$62,775,216

See Notes to Consolidated Financial Statements

Peoples Bancorp

Consolidated Statements of Cash Flows
Years Ended September 30, 2006, 2005 and 20040

	2006	2005	2004
	_ _

Operating Activities
Net income	$3,252,406	$4,129,607	$4,734,197
Items not requiring (providing) cash
Provision for loan losses	56,065	67,144	40,374
Depreciation and amortization	740,230	793,230	805,109
Investment securities amortization, net	122,181	622,427	480,200
Loans originated for sale	(3,249,505)	(5,930,155)	(9,687,269)
Proceeds from sale of loans held for sale	3,713,031	5,603,824	9,497,637
Gain on sale of loans	(103,216)	(136,768)	(189,094)
Amortization of deferred loan fees	(387,793)	(487,399)	(505,838)
Net realized (gains) losses on available-for-sale securities	117,496	(10,469)	465,933
RRP compensation expense	—	—	1,522
Change in
Deferred income tax	142,219	194,678	(518,493)
Interest receivable	(454,294)	(78,923)	235,923
Interest payable	377,057	58,269	(24,511)
Other adjustments	291,149	6,573	(379,270)

Net cash provided by operating activities	4,617,026	4,832,038	4,956,420

Investing Activities
Net change in interest-bearing deposits	(1,580,852)	(395,985)	199,060
Purchases of securities available for sale	(5,618,752)	(21,120,709)	(49,323,461)
Proceeds from maturities and paydowns of securities held to maturity	192,855	381,018	1,015,484
Proceeds from maturities and paydowns of securities available for sale	5,403,895	14,248,897	32,177,342
Proceeds from sale of securities available for sale	3,624,656	3,255,101	6,139,750
Net change in loans	(17,109,248)	4,635,983	(3,889,712)
Purchases of premises and equipment	(82,045)	(806,809)	(851,867)
Proceeds from sale of foreclosed real estate	1,770,967	806,320	1,738,662

Net cash provided by (used in) investing activities	(13,398,524)	1,003,816	(12,794,742)

Financing Activities
Net change in
NOW and savings deposits	(10,781,808)	(9,248,957)	3,282,027
Certificates of deposit	26,387,181	(1,332,541)	(12,573,057)
Short-term borrowings	(363,434)	(2,440,235)	671,807
Proceeds from Federal Home Loan Bank advances	46,880,000	22,150,000	—
Repayment of Federal Home Loan Bank advances	(46,975,000)	(13,000,000)	(4,000,000)
Cash dividends	(2,486,835)	(2,414,514)	(2,300,788)
Excess tax benefit on stock options exercised	90,851	—	—
Stock options exercised	437,485	34,777	326,279
Repurchase of common stock	(3,539,906)	(619,547)	(1,804,947)

Net cash provided by (used in) financing activities	9,648,534	(6,871,017)	(16,398,679)

Net Change in Cash and Cash Equivalents	867,036	(1,035,163)	(24,237,001)

Cash and Cash Equivalents, Beginning of Year	9,889,657	10,924,820	35,161,821

Cash and Cash Equivalents, End of Year	$10,756,693	$9,889,657	$10,924,820

Additional Cash Flows Information
Interest paid	$12,550,526	$10,404,802	$10,360,453
Income tax paid	1,575,426	2,062,383	2,563,767

See Notes to Consolidated Financial Statements

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Peoples Bancorp (Company), its wholly owned subsidiaries, Peoples Federal Savings Bank of DeKalb County (Peoples), First Savings Bank (First Savings) (collectively, the Banks), Peoples’ wholly owned subsidiaries, Peoples Financial Services, Inc. (Peoples Financial), PFDC Investments, Inc. and First Savings’ wholly owned subsidiary, Alpha Financial, Inc. (Alpha) conform to accounting principles generally accepted in the United States of America and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of the Banks. The Banks operate under federal thrift charters and provide full banking services, including trust services. As federally-chartered thrifts, the Banks are subject to the regulation of the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation.

The Company generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in north central and north eastern Indiana and south central Michigan. The Company’s loans are generally secured by specific items of collateral including real property and consumer assets.

Consolidation - The consolidated financial statements include the accounts of the Company, the Banks, Alpha and Peoples Financial after elimination of all material intercompany transactions.

Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Investment Securities - Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately, net of tax, in accumulated other comprehensive income. The Company holds no securities for trading.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Forward commitments to sell mortgage loans are acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid and considering a normal servicing rate.

Loans are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans. Generally, loans are placed on non-accrual status at ninety days past due. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

Allowance for loan losses is maintained to absorb loan losses based on management’s continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan if collateral dependent. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that, as of September 30, 2006, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the area within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss provisions.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using accelerated and straight-line methods based principally on the estimated useful lives of the assets which range from five years to thirty-nine years. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Goodwill is annually tested for impairment.  If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Core deposit intangible is being amortized over eight years using an accelerated method switching to straight-line amortization when it exceeds the accelerated method, and is periodically evaluated as to the recoverability of its carrying value.

Investments in limited partnerships are included in other assets. The Company utilizes the equity method of accounting for these investments. At September 30, 2006 and 2005, these investments totaled $265,000.

Pension plan costs are based on actuarial computations and charged to current operations. The funding policy is to pay at least the minimum amounts required by ERISA.

Stock Options - At September 30, 2006, the Company has a stock-based employee compensation plan, which is described more fully in Note 17. The Company adopted SFAS 123R, Share-Based Payment, (SFAS 123R) in 2006. All stock options were previously vested and no stock options or restricted shares were granted in 2006; therefore, there was no impact from adopting SFAS 123R. Prior to adopting SFAS 123R, the Company accounted for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and, accordingly, recognized no compensation expense for the stock option grants as all options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock at the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	2006	2005	2004

Net income, as reported	$3,252,406	$4,129,607	$4,734,197
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	-	-	11,560

Pro forma net income	$3,252,406	$4,129,607	$4,722,637

Earnings per share
Basic - as reported	$.99	$1.23	$1.40
Basic - pro forma	.99	1.23	1.40
Diluted - as reported	.98	1.22	1.39
Diluted - pro forma	.98	1.22	1.38

Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiaries.

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year.

Note 2:	Concentration of Funds and Restriction on Cash and Cash Equivalents

Balances with other financial institutions in excess of the balances insured by the Federal Deposit Insurance Company totaled $0 and $2,348,000 as of September 30, 2006 and 2005, respectively.

The Banks are required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve funds required at September 30, 2006 totaled $2,054,000.

Note 3:	Investment Securities

	2006
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	_ _
Available for sale
Federal agencies	$77,027,143	$18,882	$1,507,765	$75,538,260
State and municipal obligations	12,605,770	21,309	141,927	12,485,152
Mortgage-backed securities	5,752,602	18,579	153,653	5,617,528

Total available for sale	95,385,515	58,770	1,803,345	93,640,940

Held to maturity
Mortgage-backed securities	567,690	14,435	11,168	570,957

Total investment securities	$95,953,205	$73,205	$1,814,513	$94,211,897

	2005
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	_ _

Available for sale
Federal agencies	$77,298,301	$16,474	$1,273,529	$76,041,246
State and municipal obligations	10,310,253	12,053	148,258	10,174,048
Mortgage-backed securities	7,710,153	33,597	140,400	7,603,350
Marketable equity securities	3,979,942	27,166	146,096	3,861,012

Total available for sale	99,298,649	89,290	1,708,283	97,679,656

Held to maturity
Mortgage-backed securities	751,234	23,433	7,592	767,075

Total investment securities	$100,049,883	$112,723	$1,715,875	$98,446,731

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

The amortized cost and fair value of securities held to maturity and available for sale at September 30, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2006
	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
Maturity Distributions at September 30	Cost	Value	Cost	Value

Within one year	$8,631,925	$8,568,520	$—	$—
One to five years	64,497,246	63,212,034	—	—
Five to ten years	16,018,080	15,752,029	—	—
After ten years	485,662	490,829	—	—

	89,632,913	88,023,412	—	—
Mortgage-backed securities	5,752,602	5,617,528	567,690	570,957

	$95,385,515	$93,640,940	$567,690	$570,957

Securities with a carrying value of $2,071,000 and $3,903,000 were pledged at September 30, 2006 and 2005 to secure repurchase agreements. Securities with a carrying value of $0 and $42,720,000 were pledged at September 30, 2006 and 2005 to secure FHLB advances. Securities with a carrying value of $4,034,000 and $3,936,000 were pledged at September 30, 2006 and 2005 to secure certain deposits.

Proceeds from sales of securities available for sale during 2006, 2005 and 2004 were $3,609,000, $3,255,000 and $6,140,000, respectively. Gross gains of $0, $14,000 and $7,000 were realized on those sales during 2006, 2005 and 2004, respectively. Gross losses of $117,000 and $4,000 were realized on those sales during 2006 and 2005, respectively. In addition, gross losses of $473,000 were recognized in 2004 on marketable equity securities due to unrealized losses considered to be other-than-temporary.

The income tax expense (benefit) on the security gains/losses for the years ended September 30, 2006, 2005 and 2004 were $(400,000), $4,000 and $(185,000), respectively.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at September 30, 2006 and 2005, was $86,744,000 and $91,682,000, which is approximately 92% and 93% of the Company’s available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from recent increases in market interest rates and failure of certain investments to maintain consistent credit quality ratings or meet projected earnings targets.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2006:

	Less than 12 Months		12 Months or More		Total
Description of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Value	Losses	Value	Losses	Value	Losses

Federal agencies	$482,656	$2,904	$72,607,703	$1,504,861	$73,090,359	$1,507,765
State and municipal obligations	1,638,760	4,270	6,998,013	137,657	8,636,773	141,927
Mortgage-backed securities	270,964	7,709	4,745,713	157,112	5,016,677	164,821

Total temporarily impaired securities	$2,392,380	$14,883	$84,351,429	$1,799,630	$86,743,809	$1,814,513

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2005:

	Less than 12 Months		12 Months or More		Total
Description of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Value	Losses	Value	Losses	Value	Losses

Federal agencies	$47,628,566	$687,679	$27,425,493	$585,850	$75,054,059	$1,273,529
State and municipal obligations	4,396,993	34,932	4,241,883	113,326	8,638,876	148,258
Mortgage-backed securities	926,766	17,811	5,670,997	130,181	6,597,763	147,992
Marketable equity securities	1,391,769	146,096	—	—	1,391,769	146,096

Total temporarily impaired securities	$54,344,094	$886,518	$37,338,373	$829,357	$91,682,467	$1,715,875

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Note 4:    Loans and Allowance

	2006	2005

Commercial and commercial mortgage loans	$35,789,425	$30,802,665
Real estate loans	323,271,296	311,696,657
Construction loans	6,576,950	7,426,300
Individuals’ loans for household and other personal expenditures	11,429,850	11,767,816
		_ _
	377,067,521	361,693,438
		_ _
Less:
Undisbursed portion of loans	2,733,596	3,361,244
Deferred loan fees and discounts	1,070,389	1,216,783
Allowance for loan losses	1,898,257	1,966,623
		_ _
	5,702,242	6,544,650
		_ _

Total loans	$371,365,279	$355,148,788
		_ _
		_ _

	2006	2005	2004

Allowance for loan losses
Balances, October 1	$1,966,623	$1,958,569	$2,110,946
Provision for losses	56,065	67,144	40,374
Recoveries on loans	9,697	35,253	49,496
Loans charged off	(134,128)	(94,343)	(242,247)

Balances, September 30	$1,898,257	$1,966,623	$1,958,569

There were no impaired loans at September 30, 2006 or 2005. The Company considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment.

At September 30, 2006 and 2005, accruing loans delinquent 90 days or more totaled $0 and $126,000, respectively. Nonaccruing loans at September 30, 2006 and 2005 were $565,000 and $1,042,000, respectively. Loans delinquent 90 days or more at September 30, 2006 and 2005 consisted of homogeneous pools of residential and consumer loans.

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Note 5:	Premises and Equipment

	2006	2005

Land	$1,351,271	$1,363,538
Buildings	9,077,631	9,098,150
Equipment	5,895,046	5,787,511

Total cost	16,323,948	16,249,199
Accumulated depreciation	(10,620,026)	(9,880,513)

Net	$5,703,922	$6,368,686

Depreciation and amortization expense for 2006, 2005 and 2004 was $740,230, $793,230 and $805,109, respectively.

Note 6:	Deposits

	2006	2005

Noninterest-bearing demand deposits	$14,609,453	$14,519,875
Interest-bearing demand deposits	85,601,091	90,071,631
Savings deposits	46,551,534	52,952,380
Certificates and other time deposits of $100,000 or more	45,583,234	36,860,811
Other certificates and time deposits	183,503,417	165,838,659

	$375,848,729	$360,243,356

Certificates and other time deposits maturing in years ending September 30:

2007	$168,078,725
2008	38,887,811
2009	11,541,127
2010	6,675,688
2011	3,903,300

$229,086,651

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Note 7:	Short-Term Borrowings

	2006	2005

Securities sold under agreements to repurchase	$517,791	$642,126
Bank overdraft	—	239,099

	$517,791	$881,225

At September 30, 2006 and 2005, the securities sold under agreements to repurchase obligations were secured by investment securities and such collateral is held by a safekeeping agent. The maximum amount of outstanding agreements at any month-end during 2006 and 2005 totaled $1,524,000 and $3,771,000 and the average of such agreements for the years ended September 30, 2006 and 2005 totaled $767,000 and $2,138,000, respectively.

Note 8:	Federal Home Loan Bank Advances

Federal Home Loan Bank advances at September 30, 2006 and 2005 totaled $59,155,000 and $59,250,000 and were at various rates ranging from 3.55 to 7.21% maturing at various dates through January 2015. The Federal Home Loan Bank advances are secured by first mortgage loans totaling $285,604,000. Advances are subject to restrictions or penalties in the event of prepayment.

		Weighted-
Maturities in years ending September 30	Amount	Average Rate

2007	$20,205,000	5.26%
2008	6,000,000	5.57%
2009	5,000,000	4.96%
2010	11,700,000	6.10%
2011	5,250,000	5.00%
Thereafter	11,000,000	4.93%

	$59,155,000

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Amounts advanced totaling $13,500,000 are subject to an option for the FHLB to convert the entire advance to a periodic adjustable rate five years after the date of the advance. The adjustable rate would be for the remaining term at the predetermined rate of three-month LIBOR or three-month LIBOR plus .0002 (.02 basis points), varying by advance. If the FHLB exercises its option to convert the advance to an adjustable rate, the advance will be prepayable at the Banks’ option, at par without a penalty fee.

At September 30, 2006 and 2005, the Banks had a $1,000,000 overdraft line of credit agreement with the Federal Home Loan Bank. The Banks had not borrowed against this line of credit at September 30, 2006 or 2005. The line of credit expires July 11, 2007.

Note 9:	Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of mortgage loans serviced for others was $48,404,000 and $49,666,000 at September 30, 2006 and 2005, respectively.

The aggregate fair value of capitalized mortgage servicing rights included in other assets at September 30, 2006 and 2005 is based on comparable market values and a valuation model that calculates the present value of future cash flows. For purposes of measuring impairment, risk characteristics, including product type, investor type and interest rates, were used to stratify the originated mortgage servicing rights.

	2006		2005

Mortgage servicing rights
Balance, beginning of year	$	259,643	$	348,916
Servicing rights capitalized		47,938		51,194
Amortization of servicing rights		(115,830)		(140,467)

Balance, end of year	$	191,751	$	259,643

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Note 10:	Core Deposit Intangible

The carrying basis and accumulated amortization of recognized core deposit intangibles at September 30, 2006 and 2005, were:

	2006	2005

Gross carrying amount	$1,154,000	$1,154,000
Accumulated amortization	(958,718)	(820,871)

	$195,282	$333,129

Amortization expense for the years ended September 30, 2006, 2005 and 2004 was $138,000, $138,000 and $138,000, respectively. Estimated amortization expense for each of the following two years:

2007	$138,000
2008	57,282

Note 11:	Income Tax

	2006	2005	2004

Income tax expense
Currently payable
Federal	$1,203,310	$1,630,093	$2,125,983
State	191,823	363,512	384,467
Deferred
Federal	115,447	180,557	(451,253)
State	26,772	14,121	(67,240)

Total income tax expense	$1,537,352	$2,188,283	$1,991,957

Reconciliation of federal statutory to actual tax expense
Federal statutory income tax at 34%	$1,628,521	$2,148,084	$2,286,892
Tax exempt interest	(96,322)	(83,136)	(69,450)
Nondeductible expenses	4,319	4,121	4,943
Effect of state income taxes	144,273	249,238	209,370
Effect of low income housing credits	(133,531)	(134,621)	(139,023)
Change in valuation allowance	—	—	(290,305)

Other	(9,908)	4,597	(10,470)

Actual tax expense	$1,537,352	$2,188,283	$1,991,957

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

A cumulative net deferred tax asset is included in other assets. The components of the asset are as follows:

	2006		2005

Assets
Allowance for loan losses	$	761,814	$	804,688
Loan fees		289,621		322,121
Net unrealized losses on securities available for sale		612,825		633,940
Impairment losses on securities available for sale		—		188,060
Other		209,809		133,019

Total assets		1,874,069		2,081,828

Liabilities
Depreciation		94,835		181,260
State income tax		28,247		48,365
FHLB of Indianapolis stock dividend		255,222		270,817
Prepaid expenses		64,461		52,898
Other		365,035		298,885

Total liabilities		807,800		852,225

	$	1,066,269	$	1,229,603

Management believes no valuation allowance is necessary at September 30, 2006 and 2005.

Retained earnings at September 30, 2006 include approximately $8,102,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of June 30, 1988 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,755,000 at September 30, 2006.

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Note 12:   Other Comprehensive Income

	2006
				Tax
		Before-Tax		Expense		Net-of-Tax
		Amount		(Benefit)		Amount

Unrealized losses on securities
Unrealized holding losses arising during the year	$	(344,998)	$	(117,299)	$	(227,699)
Less: reclassification adjustment for gains realized in net income		(117,496)		(39,949)		(77,547)

Net unrealized losses	$	(227,502)	$	(77,350)	$	(150,152)

	2005
				Tax
		Before-Tax		Expense		Net-of-Tax
		Amount		(Benefit)		Amount

Unrealized losses on securities
Unrealized holding losses arising during the year	$	(1,476,365)	$	(571,912)	$	(904,453)
Less: reclassification adjustment for gains realized in net income		10,469		4,147		6,322

Net unrealized losses	$	(1,486,834)	$	(576,059)	$	(910,775)

	2004
				Tax
		Before-Tax		Expense		Net-of-Tax
		Amount		(Benefit)		Amount

Unrealized losses on securities
Unrealized holding losses arising during the year	$	(337,461)	$	(133,668)	$	(203,793)
Less: reclassification adjustment for losses realized in net income		(465,933)		(184,556)		(281,377)

Net unrealized gains	$	128,472	$	50,888	$	77,584

Note 13:   Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying consolidated financial statements. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Financial instruments whose contract amount represents credit risk at September 30, 2006 and 2005 consisted of commitments to extend credit totaling $42,918,000 and $37,338,000.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies, but may include residential real estate, income-producing commercial properties, or other assets of the borrower.

The Company has employment agreements with two officers which include provisions for payment to them of three and two years’ salary, respectively, in the event of their termination in connection with any change in ownership or control of the Company, other than by agreement. The agreements have terms of three and two years, respectively, which may be extended annually for successive periods of one year.

The Company and subsidiaries are also subject to possible claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Note 14:	Dividends and Capital Restrictions

Without prior approval, current regulations allow Peoples and First Savings to pay dividends to the Company not exceeding net profits (as defined) for the current calendar year to date plus those for the previous two years. At September 30, 2006, such limitations totaled $1,759,000. The Banks normally restrict dividends to a lesser amount because of the need to maintain an adequate capital structure.

Note 15:	Regulatory Capital

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity’s activities that are not part of the calculated ratios.

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank’s operations. At September 30, 2006, the Banks are categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since September 30, 2006 that management believes have changed the Banks’ classification.

Peoples’ actual and required capital amounts and ratios are as follows:

	2006
							To Be Well
	Actual			Required for Adequate Capital [1]			Capitalized[1]
	Amount		Ratio	Amount		Ratio	Amount		Ratio

Total risk-based capital [1] (to risk-weighted assets)	$44,267,	000	21.8%	$16,246,	000	8.0%	$20,308,	000	10.0%
Tier 1 risk-based capital [1] (to risk-weighted assets)	42,890,	000	21.1%	8,123,	000	4.0%	12,185,	000	6.0%
Core capital [1] (to adjusted total assets)	42,890,	000	10.9%	15,756,	000	4.0%	19,695,	000	5.0%
Core capital [1] (to adjusted tangible assets)	42,890,	000	10.9%	7,878,	000	2.0%		NA	NA
Tangible capital [1] (to adjusted total assets)	42,890,	000	10.9%	5,908,	000	1.5%		NA	NA

	2005
							To Be Well
	Actual			Required for Adequate Capital [1]			Capitalized[1]
	Amount		Ratio	Amount		Ratio	Amount		Ratio

Total risk-based capital [1] (to risk-weighted assets)	$44,166,	000	23.2%	$15,207,	000	8.0%	$19,007,	000	10.0%
Tier 1 risk-based capital [1] (to risk-weighted assets)	42,789,	000	22.5%	7,604,	000	4.0%	11,404,	000	6.0%
Core capital [1] (to adjusted total assets)	42,789,	000	11.4%	15,012,	000	4.0%	18,764,	000	5.0%
Core capital [1] (to adjusted tangible assets)	42,789,	000	11.4%	7,506,	000	2.0%		NA	NA
Tangible capital [1] (to adjusted total assets)	42,789,	000	11.4%	5,629,	000	1.5%		NA	NA

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

First Savings’ actual and required capital amounts and ratios are as follows:

	2006
							To Be Well
	Actual			Required for Adequate Capital [1]			Capitalized[1]
	Amount		Ratio	Amount		Ratio	Amount		Ratio

Total risk-based capital [1] (to risk-weighted assets)	$14,275,	000	24.1%	$4,738,	000	8.0%	$5,922,	000	10.0%
Tier 1 risk-based capital [1] (to risk-weighted assets)	13,770,	000	23.3%	2,369,	000	4.0%	3,553,	000	6.0%
Core capital [1] (to adjusted total assets)	13,770,	000	13.0%	4,238,	000	4.0%	5,298,	000	5.0%
Core capital [1] (to adjusted tangible assets)	13,770,	000	13.0%	2,119,	000	2.0%		NA	NA
Tangible capital [1] (to adjusted total assets)	13,770,	000	13.0%	1,589,	000	1.5%		NA	NA

	2005
							To Be Well
	Actual			Required for Adequate Capital [1]			Capitalized[1]
	Amount		Ratio	Amount		Ratio	Amount		Ratio

Total risk-based capital [1] (to risk-weighted assets)	$14,216,	000	23.1%	$4,926,	000	8.0%	$6,157,	000	10.0%
Tier 1 risk-based capital [1] (to risk-weighted assets)	13,640,	000	22.2%	4,463,	000	4.0%	3,694,	000	6.0%
Core capital [1] (to adjusted total assets)	13,640,	000	12.6%	4,332,	000	4.0%	5,416,	000	5.0%
Core capital [1] (to adjusted tangible assets)	13,640,	000	12.6%	2,166,	000	2.0%		NA	NA
Tangible capital [1] (to adjusted total assets)	13,640,	000	12.6%	1,625,	000	1.5%		NA	NA
1As defined by Regulatory Agencies

Note 16:	Employee Benefit Plans

The Banks are participants in a pension fund known as the Financial Institutions Retirement Fund (FIRF). This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. This plan provides pension benefits for substantially all of the Company’s employees. Pension expense was approximately $1,298,000, $1,081,000 and $583,000 for 2006, 2005 and 2004.

A profit-sharing plan is maintained for the benefit of substantially all of the Company’s employees and allows for both employee and Company contributions. The Company contribution consists of a matching contribution of 50 percent of employee contributions, up to 6 percent of eligible employee compensation. The Company contribution to the plan was approximately $109,000, $108,000 and $107,000 for 2006, 2005 and 2004.

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Note 17:	Stock Option Plan

Under the Company’s incentive stock option plan approved in 1998, which is accounted for in accordance with SFAS No. 123r, the Company grants selected executives and other key employees stock option awards which vest and become fully exercisable at the end of five years of continued employment. During 1999, the Company authorized the grant of options for up to 200,000 shares of the Company’s common stock. The exercise price of each option, which has a ten-year life, was equal to or greater than the market price of the Company’s stock on the date of grant; therefore, no compensation expense was recognized. The Company has not granted any options during the three year period ended September 30, 2006. The pro forma effect on net income is disclosed in Note 1. At September 30, 2006, the aggregate intrinsic value of the outstanding options was approximately $107,000.

The following is a summary of the status of the Company’s stock option plan and changes in that plan as of and for the years ended September 30, 2006, 2005 and 2004.

	2006		2005		2004
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
Options	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price

Outstanding, beginning of year	84,924	$14.48	88,043	$14.40	110,249	$14.43
Forfeited	(8,222)	11.16	—	—	—	—
Exercised	(37,961)	11.52	(3,119)	11.16	(22,206)	14.70

Outstanding, end of year	38,741	$18.16	84,924	$14.48	88,043	$14.40

Options exercisable at year end	38,741		84,924		88,043

As of September 30, 2006, other information by exercise price for options outstanding is as follows:

		Weighted-
	Number	Average
	of	Remaining
Exercise Price	Shares	Contractual Life	Exercisable

$13.05	10,989	1.0 years	10,989
$13.79	4,752	2.0 years	4,752
$21.50	23,000	2.5 years	23,000

	38,741		38,741

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Note 18:	Earnings Per Share

For the year ended September 30, 2006, options to purchase 23,000 shares of common stock at an exercise price of $21.50 per share were outstanding, but were not included in the computation of diluted earnings per share because the options were anti-dilutive. Earnings per share (EPS) were computed as follows:

	2006
		Weighted-
		Average	Per-Share
	Income	Shares	Amount

Basic Earnings Per Share
Net income available to common stockholders	$3,252,406	3,293,223	$.99

Effect of Dilutive Securities
Stock options	—	11,603

Diluted Earnings Per Share
Income available to common stockholders and assumed conversions	$3,252,406	3,304,826	$.98

	2005
		Weighted-
		Average	Per-Share
	Income	Shares	Amount

Basic Earnings Per Share
Net income available to common stockholders	$4,129,607	3,357,018	$1.23

Effect of Dilutive Securities
Stock options	—	23,340

Diluted Earnings Per Share
Income available to common stockholders and assumed conversions	$4,129,607	3,380,358	$1.22

	2004
		Weighted-
		Average	Per-Share
	Income	Shares	Amount

Basic Earnings Per Share
Net income available to common stockholders	$4,734,197	3,382,135	$1.40

Effect of Dilutive Securities
Stock options	—	32,950

Diluted Earnings Per Share
Income available to common stockholders and assumed conversions	$4,734,197	3,415,085	$1.39

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Note 19:	Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents - The fair value of cash and cash equivalents approximates carrying value.

Interest-bearing Deposits - The fair value of interest-bearing time deposits approximates carrying value.

Securities and Mortgage-backed Securities - Fair values are based on quoted market prices.

Loans and Loans Held for Sale - For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Interest Receivable/Payable - The fair values of interest receivable/payable approximate carrying values.

FHLB Stock - Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Deposits - The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Short-term Borrowings - The fair value of short-term borrowings approximates carrying value.

Federal Home Loan Bank advances - The fair value of these borrowings is estimated using a discounted cash flow calculation, based on current rates for similar advances.

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

The estimated fair values of the Company’s financial instruments are as follows:

	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

ASSETS
Cash and cash equivalents	$10,756,693	$10,756,693	$9,889,657	$9,889,657
Interest-bearing time deposits	5,047,883	5,047,883	3,467,031	3,467,031
Investment securities available for sale	93,640,940	93,640,940	97,679,656	97,679,656
Investment securities held to maturity	567,690	570,957	751,234	767,075
Loans, including loans held for sale	371,662,679	363,592,486	355,854,433	355,225,000
Stock in FHLB	4,567,600	4,567,600	4,888,200	4,888,200
Interest receivable	2,921,149	2,921,149	2,466,855	2,466,855

LIABILITIES
Deposits	375,848,729	374,839,000	360,243,356	358,591,000
Short-term borrowings	517,791	517,791	881,225	881,225
Federal Home Loan Bank advances	59,155,000	59,103,000	59,250,000	60,286,000
Interest payable	652,042	652,042	274,985	274,985

Note 20:	Quarterly Results of Operations (Unaudited)

							Basic
				Provision		Average	Earnings
Quarter	Interest	Interest	Net Interest	For	Net	Shares	Per
Ending	Income	Expense	Income	Loan Losses	Income	Outstanding	Share

Dec 05	$6,923,629	$2,919,429	$4,004,200	$43,803	$992,210	3,340,263	$.30
Mar 06	6,947,258	3,074,043	3,873,215	2,950	711,450	3,321,754	.21
Jun 06	7,089,881	3,308,441	3,781,440	(1,796)	854,647	3,273,643	.26
Sep 06	7,349,664	3,625,670	3,723,994	11,108	694,099	3,237,506	.21

	$28,310,432	$12,927,583	$15,382,849	$56,065	$3,252,406

Dec 04	$6,683,281	$2,519,189	$4,164,092	$29,850	$1,114,225	3,367,082	$0.33
Mar 05	6,699,713	2,547,122	4,152,591	2,603	1,013,118	3,364,102	0.30
Jun 05	6,761,392	2,632,747	4,128,645	15,157	1,167,772	3,355,549	0.35
Sep 05	6,804,953	2,764,013	4,040,940	19,534	834,492	3,341,477	0.25

	$26,949,339	$10,463,071	$16,486,268	$67,144	$4,129,607

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Note 21:	Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company.
Condensed Balance Sheets

	2006	2005

Assets
Cash	$4,769,914	$3,060,960
Investment in subsidiaries	58,050,638	58,101,139
Securities available for sale	66,640	4,298,799
Other assets	504,797	353,981

Total assets	$63,391,989	$65,814,879

Liabilities
Dividends payable on common stock	$616,740	$630,451
Other	33	46

Total liabilities	616,773	630,497

Stockholders’ Equity
Common stock	3,206,969	3,340,424
Additional paid-in capital	2,567,131	5,445,246
Retained earnings	58,152,876	57,400,320
Accumulated other comprehensive loss	(1,151,760)	(1,001,608)

	62,775,216	65,184,382

Total liabilities and stockholders’ equity	$63,391,989	$65,814,879

Peoples Bancorp

Notes to Consolidated Financial Statements
September 30, 2006, 2005 and 2004

Condensed Statements of Income

	2006	2005	2004

Income
Dividends from subsidiaries	$3,300,000	$1,900,000	$4,000,000
Interest on investments	164,461	197,249	171,220
Net gains (losses) on available-for-sale securities	(127,308)	11,114	(471,946)

	3,337,153	2,108,363	3,699,274
Expenses	(164,450)	(187,627)	(144,775)

Income before equity in undistributed income of subsidiaries and income tax expense	3,172,703	1,920,736	3,554,499
Equity in undistributed income of subsidiaries	105,832	2,212,954	705,950

Income before income tax	3,278,535	4,133,690	4,260,449
Income tax expense (benefit)	26,129	4,083	(473,748)

Net income	$3,252,406	$4,129,607	$4,734,197

Condensed Statements of Cash Flows

	2006	2005	2004

Net cash provided by operating activities	$3,216,685	$1,904,064	$4,032,062

Cash flows from investing activities
Proceeds from sales of securities available for sale	3,869,189	227,129	—
Proceeds from maturities and calls of securities available for sale	150,000	—	223,728

Net cash provided by investing activities	4,019,189	227,129	223,728

Cash flows from financing activities
Stock repurchased	(3,539,906)	(619,547)	(1,804,947)
Stock options exercised	437,485	34,777	326,279
Excess tax benefit of stock options exercised	90,851	—	—
Cash dividends	(2,515,350)	(2,414,514)	(2,300,788)

Net cash used in financing activities	(5,526,920)	(2,999,284)	(3,779,456)

Net change in cash	1,708,954	(868,091)	476,334

Cash at beginning of year	3,060,960	3,929,051	3,452,717

Cash at end of year	$4,769,914	$3,060,960	$3,929,051